Exhibit (c)(ii)

GUARANTY BANCSHARES, INC.

MOUNT PLEASANT, TEXAS

Fair Value

Of the Outstanding Common Stock

As of May 17, 2005

Table of Contents

Section
Discussion	I

Fair Value Summary and Financial Projections	II

Financial Statements	III

Historical Financial Analysis	IV

Comparative Company and Peer Analysis	V

Guideline Companies	VI

Economic Analysis and State of the Banking Industry	VII

SECTION I

GUARANTY BANCSHARES, INC.

Fair Value Discussion

Introduction

Guaranty Bancshares, Inc., Mount Pleasant, Texas (the “Company”) has engaged Hoefer & Arnett, Incorporated, as an independent appraiser, to render an opinion as to the fair value of the outstanding common stock of the Company. Such value is to be utilized in connection with the Company’s plan to go private.

In arriving at our opinion as to the fair value of the appraised stock, we have considered the nature and history of the Company. We have considered the competitive environment in which the Company operates, the economic outlook for its trade area and for the banking industry in general, the book value and financial condition of the Company, its future earnings and dividend paying capacity and the Company’s future business prospects. We have considered previous sales of the Company’s common stock, the market and trading volume in the Company’s common stock, the size of the block of stock being valued and the market price of selected publicly traded banking institutions.

The Company’s Financial Performance and Condition

The Company is headquartered in Mount Pleasant, Texas, which is located in northeastern Texas. The Company owns Guaranty Financial Corp., Inc., which owns Guaranty Bond Bank (the “Bank”). The Bank has three wholly owned non-bank subsidiaries, Guaranty Leasing Company, Guaranty Company and GB Com, Inc., and partial interest in two non-bank subsidiaries, BSC Securities, L.C. and Independent Bank Services, L.C. Guaranty Mortgage Company, Inc. was formed in August 2004 as a wholly owned non-bank subsidiary and merged into the Bank in March 2005. The Bank is a state-chartered commercial bank that was established in 1913. The Bank operates from its main office located at 100 West Arkansas in Mount Pleasant and has branches in Bogata, Commerce, Fort Stockton, Mount Pleasant, Mount Vernon, Paris, Pittsburg, Sulphur Springs, Talco and Texarkana. A map showing the east Texas cities where the Company has offices is shown on the following page. (Fort Stockton is located in west Texas approximately 85 miles southwest of Odessa.)

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GUARANTY BANCSHARES, INC.

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GUARANTY BANCSHARES, INC.

Section III contains the Company’s balance sheet and income statement as of and for the three months ending March 31, 2005. Section IV presents an analysis of the Company’s historical financial condition and operating results for the periods ending March 31, 2005, December 31, 2004, December 31, 2003, December 31, 2002 and December 31, 2001. Section V presents a comparative analysis for selected ratios for the Company, median ratios derived from 19 Texas bank holding companies with assets between $350 and $750 million that did not have a Subchapter S election in effect at December 31, 2004 (the “peer group”) and median ratios derived from publicly traded banking organizations located in the southwestern region of the United States with total assets under $1 billion and an return on assets greater than 0.00% (the “guideline companies). The financial data was obtained from SNL Financial.

Earnings

For the three months ended March 31, 2005, the Company generated net income of approximately $983,000 or an annualized return on assets (“ROAA”) of 0.72% and an annualized return on equity (“ROAE”) of 10.14%, which was up slightly from an ROAA of 0.69% and an ROAE of 9.71% in 2004. The peer group reported median ratios of 0.98% and 11.09% for ROAA and ROAE, respectively for 2004. The components of earnings are illustrated in the chart below.

Earnings Components as a Percent of Average Assets

	3/31/05	12/31/04	Peer Median 12/31/04	12/31/03	12/31/02
Interest Income	5.22%	5.13%	4.98%	5.25%	5.90%
Interest Expense	1.93%	1.73%	1.19%	1.95%	2.50%

Net Interest Income	3.28%	3.39%	3.81%	3.30%	3.40%

Provision Expense	0.15%	0.18%	0.16%	0.20%	0.26%
Noninterest Income	0.94%	0.88%	1.24%	0.93%	0.95%
Gains (Loss) on Securities	0.07%	0.02%	0.00%	0.00%	0.08%
Total Noninterest Expense	3.10%	3.12%	3.51%	3.01%	2.99%
Income Tax	0.33%	0.30%	0.37%	0.29%	0.29%

Net Income (ROAA)	0.72%	0.69%	0.98%	0.73%	0.89%

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GUARANTY BANCSHARES, INC.

Balance Sheet Composition and Asset Quality

At March 31, 2005, the Company’s total assets equaled $552.5 million. The Company’s asset base increased approximately $10.5 million or 1.95% from December 31, 2004 to March 31, 2005. An analysis of the Company’s balance sheet growth is illustrated in the chart below.

Total loans equaled $382.5 million at March 31, 2005 with the largest segment of the Company’s loan portfolio consisting of loans secured by real estate (73.50% of gross loans). The Company’s loan mix as compared to the loan mix of its peer group is illustrated below.

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GUARANTY BANCSHARES, INC.

At March 31, 2005 total deposits equaled $444.0 million. The Company’s deposit mix as compared to that of its peer group is illustrated below.

The Bank reported nonperforming assets equaling 0.54% of total assets at March 31, 2005, which was down slightly from 0.68% at year-end 2004, but was still above the peer group median of 0.34%. The Company’s loan loss reserve equaled 1.16% of total loans and 147.17% of nonperforming assets, as compared to the peer group median of 1.18% and 260.32%, respectively. For the three months ended March 31, 2005, the Bank reported net recoveries equal to 0.02% of average loans, annualized, as compared to a peer group median net charge-off ratio of 0.19%. At March 31, 2005, the Bank reported other real estate owned of approximately $617,000.

At March 31, 2005, the Company reported a tier 1 leverage ratio of 8.58%, a tier 1 risk-based capital ratio of 12.60% and a total risk-based capital ratio of 13.78%, all of which significantly exceed minimum regulatory capital requirements of 3.00%, 4.00% and 8.00%, respectively.

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GUARANTY BANCSHARES, INC.

Market Overview

The Company operates in the Texas counties of Bowie, Camp, Franklin, Hopkins, Hunt, Lamar, Pecos, Red River and Titus. The following charts show summary demographic and deposit information for each county. This information was obtained from SNL Financial.

County Demographic Summary

	Total Population 2004 (Actual)	Population Change 2000-2004 (%)	Projected Population Change 2004-2009 (%)	Median HH Income 2004 ($)	HH Income Change 2000-2004 (%)	Projected HH Income Change 2004-2009 (%)
Texas (TX)
Titus	28,982	3.07	3.64	35,295	9.33	10.05
Lamar	49,425	1.91	2.26	33,410	4.08	8.97
Hopkins	32,316	1.11	1.30	34,771	6.48	11.49
Hunt	80,934	5.66	6.62	39,656	6.82	9.44
Bowie	90,870	1.75	2.07	35,333	6.17	12.04
Camp	12,114	4.89	5.75	33,592	9.55	11.87
Red River	13,920	-2.75	-3.51	30,242	9.83	10.93
Pecos	16,235	-3.41	-4.31	31,352	5.30	10.85
Franklin	9,809	3.71	4.39	34,579	6.31	12.19
TX totals:	334,605

Weighted Average: Texas Franchise		2.51	2.95	34,889	7.50	10.24
Aggregate: Entire State of Texas	22,406,324	7.46	8.59	44,321	9.68	11.05
Aggregate: National	292,936,668	4.09	4.84	46,475	8.77	11.02

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GUARANTY BANCSHARES, INC.

County Deposit Summary

(Deposits at June 30, 2004)

	Market Rank	Number of Branches	Company Deposits in Market ($000)	Deposit Market Share (%)	Percent of State Franchise (%)
Texas (TX)
Titus	1	3	177,319	40.84	42.77
Lamar	4	1	82,986	11.25	20.02
Hopkins	3	1	61,241	14.86	14.77
Hunt	6	1	31,898	5.13	7.69
Bowie	6	2	24,721	2.44	5.96
Camp	4	1	19,013	9.36	4.59
Red River	4	1	16,744	13.45	4.04
Pecos	4	1	690	0.52	0.17
Franklin	3	1	0	—	0.00

TX totals:		12	414,612		100.00

The Economic Outlook

In conjunction with the preparation of this valuation opinion, we have reviewed and analyzed current economic conditions and how the Company and the banking industry may be impacted. A review of the Texas economy is contained in Section VII, which contains a copy of the Texas State Profile as prepared by the Federal Deposit Insurance Corporation (“FDIC”) for Spring 2005. Section VII also contains a copy of the Quarterly Banking Profile as prepared by the FDIC for the fourth quarter of 2004.

Projections of Financial Performance

We have prepared financial projections for the Company (shown in Section II) based upon input from management of the Company, our analysis of the financial history of the Company and the economic outlook for the trade area and for the banking industry in general.

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GUARANTY BANCSHARES, INC.

We have projected asset growth of 5.09% in 2005 and 5.50% annually in the years 2006 through 2009. We have projected the Company to generate a return on average assets of 0.78% in 2005 gradually increasing to 1.00% in 2009.

Definition of Fair Value

The Texas Business Corporation Act, Art. 5.12 defines “fair value,” with respect to dissenter’s shares, as the value of the shares as of the day immediately preceding the meeting, (at which the corporate action to which the dissenter objects is adopted) excluding any appreciation or depreciation in anticipation of the proposed action. This definition is broadly accepted and used in courts of law and it is the basis upon which we have relied in determining the fair value of the Company’s common stock.

When a stock is closely held, is traded infrequently, or is traded in an erratic market, some other measure of value must be used. IRS Revenue Ruling 59-60 outlines the general approach, methods and factors to be considered in determining value. The subjective analysis described in Revenue Ruling 59-60, outlined for national banks in OCC Bulletin 88-22, and generally discussed in numerous case law studies and various writings regarding fair value determination together with all relevant factors, and as influenced by the appraisal expert’s judgment and experience, is the appropriate approach to be used by appraisal experts when determining the value of shares of a corporation operating as a going concern.

Valuation Approaches

There are three valuation approaches that are generally accepted and employed, when appropriate, by appraisal experts in valuing the stock or assets of a going concern. The three valuation approaches are the asset based approach, the market approach and the income approach.

•	Asset Based Approach. According to the BUSINESS VALUATION STANDARDS of the American Society of Appraisers, the asset based (cost) approach is defined as “a general way of determining a value indication of a business’s assets and or equity interest using one or more methods based directly on the value of the assets of the business less liabilities.” Asset based valuation methods seek to write-up (or down) or otherwise adjust the various tangible and intangible assets of an enterprise.

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GUARANTY BANCSHARES, INC.

•	Market Approach. The market approach is a general way of determining a value indication of a business, business ownership interest or security using one or more methods that compare the subject to similar businesses, business ownership interests or securities that have been sold. Market methods include prior transactions in interests of the valuation subject and include a variety of methods that compare the subject with transactions involving similar investments, including publicly traded guideline companies or sales involving controlling interest in public or private guideline companies.

•	Income Approach. The income approach, as defined by the American Society of Appraisers, is defined as “a general way of determining a value indication of a business, business ownership interest or security using one or more methods wherein a value is determined by converting anticipated benefits”. In other words, some measurement of earnings or cash flow is forecasted for an appropriate period and then either capitalized using a single representative period or discounted to present value after estimating several future periods.

The valuation methods utilized by the appraiser are considered to be those most appropriate to a particular appraisal. Those valuation methods selected are summarized in Section II and discussed below.

The Valuation

Asset Based (Cost) Approach

Net Asset Value Method. This approach normally assumes liquidation or sale on the date of appraisal with the recognition of securities gains or losses, real estate appreciation or depreciation and any adjustments to the allowance for loan losses, discounts to the loan portfolio or changes in the net value of other assets. As such, it is not the best approach to use when valuing a going concern and, therefore, we did not utilize this approach.

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GUARANTY BANCSHARES, INC.

Market Approach

Prior Transactions. When valuing a specific block of stock, the market value typically refers to the price at which the appraised company’s stock was selling at the time of appraisal. Transactions are investigated to determine if they appear to have occurred at arms’ length, with a reasonable degree of frequency, and within a reasonably recent period relative to the valuation date. In this instance, we have reviewed previous trades of the Company’s common stock, which is thinly traded on NASDAQ (under the symbol “GNTY”). For the period between January 1, 2005 and May 17, 2005, the average daily trading volume for the Company was 1,346 shares (0.05% of the outstanding common shares) and on many days there were no trades in the Company’s common stock. From January 1, 2005 to May 17, 2005, as reported by NASDAQ, the low price was $20.59 per share, the high price was $23.38 per share, the closing price was $21.35 per share and the average closing price was $21.51 per share. A price and volume chart for the period between January 1, 2005 and May 17, 2005 is contained in Section IV.

Guideline Companies Method. The guideline companies method considers the prices at which the stock of companies engaged in the same or similar line of business are selling in the open market on a minority basis, or a freely traded value. We have selected a group of publicly traded banking organizations (the “guideline companies”) that are located in the southwestern region of the United States with total assets under $1 billion and a return on assets greater than 0.00%. This method considers the price to book and price to earnings multiples for the guideline companies. Section VI presents select performance and market valuation characteristics of the guideline companies.

Income Approach

The income approach is used to quantify the present value of future economic benefits, usually earnings, cash flow or dividends that will accrue to an investor. The discounted cash flow method discounts the projected income or cash flow from an investment in the Company’s common stock, considering projected dividends, income and the future residual value of the stock, which is either capitalized using a single period or a multi-period approach.

The multi-period method assumes a willing buyer would invest the equivalent present value of expected future cash flows at a reasonable required rate of return. Utilizing the financial projections for the Company, shown in Section II, we have estimated a potential investor’s cash flow based upon future dividends and a residual value. To calculate the residual value, we assumed the sale of the stock at the end of five years. We used

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GUARANTY BANCSHARES, INC.

the current trading multiples for both book and earnings to provide appropriate residual values. We next developed an appropriate discount rate using the modified Capital Asset Pricing Model (CAPM). We utilized the yield on the 30-year Treasury Bond Index as an estimate of the risk-free rate in deriving the discount rate. As of May 17, 2005, this rate was 4.47%. In deriving the market risk premium, we utilized the average return for common stock in the S&P 500 Index above the risk-free rate over the past 70 years, which was determined to be 8.1%. As part of the discount rate derivation, we also examined the risk inherent in specifically owning bank stocks. This risk is often quantified by a measure of systematic risk, or beta. Our analysis focused on the betas of publicly traded community banks with assets less than $1 billion. These betas ranged from -0.53% to 0.78% with an average beta of 0.28. Stocks with a beta less than one have risk levels that are lower than that of the overall equity market. Thus, we have estimated the equity risk premium for owning bank stock to be 2.3, as shown below. In addition, a company specific risk premium is determined based on the subjective analysis and evaluation of the appraiser. Our analysis of a company specific risk premium considered size and performance attributes of the Company in addition to the current rate environment. Some of the elements considered are shown below.

	Assets (millions)	ROA	ROE	Equity/ Assets
The Company	$552.5	0.72%	10.14%	6.98%
Median for Guideline Companies	$460.8	1.00%	10.97%	8.62%
Median for Publicly Traded Banks Under $1 Billion	$278.7	0.89%	9.88%	9.04%

5/17/05
Prime Rate	6.00%
Federal Funds Rate	2.99%
Corporate Bonds – Aaa	5.11%
Corporate Bonds – Baa	6.03%

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GUARANTY BANCSHARES, INC.

The specific risk premium was determined to be 5.0. The following table shows the components of the discount rate:

Risk Free Rate (30 year Treasury Bond Index Yield)	4.5%	(per Commodity Systems, Inc.)

+ Equity Risk Premium (8.10% x beta of 0.28)	2.3%	(per Ibbotson & Associates)

+ Specific Risk Premium	5.0%	(appraiser’s estimate)

= Discount Rate	12.0%	(rounded)

Applying a discount rate of 12%, the discounted cash flow values equaled $18.65 per share and $21.72 per share, based on a residual of book and a residual of earnings, respectively.

Conclusion

In arriving at our opinion as to the fair value of the outstanding shares of the Company, we have considered such financial and other factors as we have deemed appropriate under the circumstances, including among others the following: (i) the historical and current financial position and results of operations of the Company, including interest income, interest expense, net interest income, net interest margin, provision for loan losses, noninterest income, noninterest expense, earnings, dividends, internal capital generation, book value, intangible assets, return on assets, return on shareholders’ equity, capitalization, the amount and type of nonperforming assets, loan losses and the reserve for loan losses, all as set forth in the financial statements for the Company; (ii) the assets and liabilities of the Company, including the loan, investment and mortgage portfolios, deposits, other liabilities, historical and current liability sources and costs and liquidity; (iii) previous trades of the Company’s common stock and (iv) the market price of selected publicly traded banking organizations. We have also taken into account our assessment of general economic, market and financial conditions and our experience in securities valuation and our knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

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GUARANTY BANCSHARES, INC.

A summary of the range of values produced under the various valuation methods is shown on the following table and in Section II.

	Value Per Share	Weight
Market Approach:
Closing Price on May 17, 2005	$21.35	30%
Adjusted Book Value	$19.93	15%
Adjusted Tangible Book Value	$19.59	10%
Adjusted 2004 Earnings Value	$18.66	15%
Adjusted 2005 Est. Earnings Value	$22.10	10%
Income Approach:
Capitalization of Dividends	$29.53	10%
Discounted Cash Flow – Residual of Book	$18.65	5%
Discounted Cash Flow – Residual of Earnings	$21.72	5%

After considering the various valuation methodologies and all relevant financial and non-financial factors, and based on our judgment and experience in valuing over 2,000 community banks over the past fifteen years, we then assigned weightings to each of the evaluation techniques to arrive at our opinion as to a marketable minority value of the Company’s common stock.

As shown above, we assigned the following weightings: 30% to previous trades, 15% to adjusted book value, 10% to adjusted tangible book, 25% to adjusted earnings (15% to 2004 earnings and 10% to 2005 estimated earnings), 10% to capitalization of dividends and 10% to discounted cash flow (5% based on a residual of book and 5% based on a residual of earnings).

Based on our review and analysis of the factors influencing value and utilizing the asset, market and income approaches, it is the opinion of Hoefer & Arnett, Incorporated that, as of May 17, 2005, the marketable minority/freely traded value of the outstanding common stock of Guaranty Bancshares, Inc., Mount Pleasant, Texas was $21.35 per share.

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GUARANTY BANCSHARES, INC.

Tests of Reasonableness

A marketable minority value of $21.35 per share results in a price to equity multiple of 1.62 and a price to tangible equity multiple of 1.72 (based on March 31, 2005 equity and tangible equity, respectively) and a price to earnings multiple of 17.28 (based on 2004 earnings). Additionally, we calculated the return on investment, which is a measure for evaluating the reasonableness of the value of the outstanding common stock. The return on investment analysis assumes an investment is made at the determined value and then sold in five years, taking into consideration any dividends paid. To calculate the return on investment, we assumed sale at a multiple of book and a multiple of earnings based on the multiples resulting from our opinion as to the Company’s marketable minority value.

Based on several control premium studies, the median premium paid in the acquisition of publicly traded companies has historically ranged from 23% to 36%. The median premium paid in the acquisition of publicly traded banking organizations since January 1, 2000 was 28%. Inherent in this control premium are some of the synergistic benefits available only in a third-party acquisition. Acquirers can reduce expenses by consolidating many of the functions of the acquired company, such as accounting and data processing, into their existing operations. Acquirers can also increase revenues by strengthening the acquired company’s existing business lines or by offering additional products and services. Given that this is not an acquisition transaction, we believe that a smaller premium is appropriate and consistent with the definition of fair value. Therefore, we applied a 12% premium to arrive at a fair value of $24.00 per share for the outstanding common stock of Guaranty Bancshares, Inc., Mount Pleasant, Texas.

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GUARANTY BANCSHARES, INC.

Limiting Conditions

Our valuation was based upon financial statements, financial projections and other pertinent information provided to us by the Company and publicly available information. We have relied upon and assumed the accuracy and completeness of such information, and we have not assumed any responsibility for independent verification of the same. We have no present or prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved. Our compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use, of this report.

Respectfully Submitted,
Hoefer & Arnett, Incorporated

By:	/s/ Thomas R. Mecredy

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GUARANTY BANCSHARES, INC.

Qualifications of Hoefer & Arnett, Inc.

Hoefer & Arnett, Incorporated is a full service investment bank serving community banks. Hoefer & Arnett’s business includes traditional brokerage activity, research, investment banking and financial advisory services. The firm is a member of the National Association of Securities Dealers (NASD) with direct access to inter-dealer markets in NASD Automated Quotation (NASDAQ) and Over-the-Counter (OTC) securities, and makes markets in securities under its symbol HOFR.

Hoefer & Arnett investment banking professionals have been involved in corporate finance transactions in excess of $10.5 billion and over 300 merger and acquisition assignments with an aggregate transaction value of over $7.5 billion during their careers. Hoefer & Arnett makes markets in over 150 financial institutions nationwide and has a dedicated bank research team providing among the most extensive research coverage of independent banks in the United States. Hoefer & Arnett has consistently been ranked as one of the top community bank merger and acquisition advisors since 1995, having advised on 111 transactions. Additionally, Hoefer & Arnett has completed over 500 stock appraisals in the last ten years.

Our participation in making markets in and performing appraisals of the securities of community banks allows Hoefer & Arnett, Incorporated to be especially knowledgeable with regard to valuation theory and the rulings and guidelines of the Internal Revenue Service and the Comptroller of the Currency involving valuation methodology and judicial decisions regarding bank stock valuation matters.

Professionals – Austin Office

Thomas R. Mecredy, Managing Director

Tom Mecredy is a partner of Hoefer & Arnett, Inc. and joined the Firm in 1994 after heading the Alex Sheshunoff & Co. Investment Banking division since 1989. As an investment advisor, Mr. Mecredy assists clients with mergers and acquisitions, bank stock valuations, financial structure analysis, makes bank regulatory assessments, and provides negotiation support. He also applies his expertise to general bank merger and acquisition strategic planning for the firm’s clients. In the twelve years Mr. Mecredy was employed at Alex Sheshunoff & Co. Investment Banking, he was involved in over two thousand bank stock valuations and two hundred and fifty mergers and acquisitions. In addition, he has

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GUARANTY BANCSHARES, INC.

served on numerous occasions as an expert witness in cases regarding bank stock valuation matters. Mr. Mecredy was also the principal author of the widely used Sheshunoff publication, Buying, Selling & Merging Banks. Moreover, he is a speaker at numerous national and state bank trade association seminars and conventions. Previously, Mr. Mecredy served as Assistant Vice President for a large Midwest multi-bank holding company. Mr. Mecredy performed the traditional functions of the chief financial officer at the holding company level and was primarily responsible for all financial and regulatory aspects of bank acquisitions. Additionally, Mr. Mecredy was with the Federal Reserve Bank of Chicago where he served as a Senior Bank Holding Company Examiner and also worked in the Applications Division performing bank merger and acquisition analysis. Mr. Mecredy graduated in 1971 with a B.S. Degree from Purdue University, West Lafayette, Indiana.

Denna S. McGhee, Senior Vice President

Denna McGhee joined the Firm in 1994 from Alex Sheshunoff & Co. Investment Banking where she served as Assistant Vice President. With 18 years of experience, Ms. McGhee has been involved in well over 500 bank stock appraisals for purposes of merger & acquisition transactions, employee stock ownership plans, strategic planning and gift and estate taxes. Ms. McGhee has co-authored research reports and rendered fairness opinions on small and mid-sized banking organizations. She is a graduate of the University of Texas where she received her BBA in Finance in 1986. Ms. McGhee is a Business Valuation candidate member of the American Society of Appraisers.

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SECTION II

Fair Value

of the Outstanding Common Stock of

Guaranty Bancshares, Inc.

Mount Pleasant, Texas

Value Per Share
Recent Trading Price: (closing price on May 17, 2005)	$21.35

Adjusted Book Value: (adjusted for the median price to equity multiple of regional banking organizations under $1 billion in assets)
3/31/05 book value $13.20 x 1.51	$19.93

Adjusted Tangible Book Value: (adjusted for the median price to tangible equity multiple of regional banking organizations under $1 billion in assets)
3/31/05 tangible book value $12.40 x 1.58	$19.59

Adjusted Earnings Value: (adjusted for the median price to earnings multiple of regional banking organizations under $1 billion in assets)
2004 earnings per share $1.24 x 15.1	$18.66
2005 estimated earnings per share $1.46 x 15.1	$22.10

Dividend Value: (adjusted for the median dividend yield of regional banking organizations under $1 billion in assets)
2005 estimated dividends per share $0.44 / 1.49%	$29.53

Discounted Cash Flow: (assumes a 12% required rate of return and adjusted for lack of marketability)
Dividends with a residual value equal to 1.51x book value at 12/31/09	$18.65
Dividends with a residual value equal to 15.1x last twelve months earnings ending 12/31/09	$21.72

Fair Value	$21.35

Fair Value to Book Value: (3/31/05 equity to assets ratio = 6.98% )	1.62
Fair Value to Tangible Book Value:	1.72
Fair Value to Earnings:
2004 earnings (ROA = 0.69% )	17.28
2005 estimated earnings (ROA = 0.78% )	14.59
Fair Value to Assets:	11.50%

Return on Investment: (assuming sale at 1.62x book value at 12/31/09)	10.22%
Return on Investment: (assuming sale at 14.59x LTM earnings ending 12/31/09)	11.67%

Financial Projections for

Guaranty Bancshares, Inc.

Mount Pleasant, Texas

	Total Assets $(000)	Asset Growth Rate	Net Income $(000)	Net Income Growth Rate	Return on Avg. Assets	Return on Avg. Equity	Total Dividends $(000)	Dividend Payout Ratio	Total Equity $(000)	Loan Loss Reserve $(000)	Intangible Assets $(000)	Tier 1 Leverage Ratio	Total Risk Based Capital Ratio	Long Term Debt $(000)
Historical
2000	$411,031	10.96%	$2,508	-19.67%	0.64%	8.66%	$770	30.70%	$29,425	$2,578	$2,488	8.62%	12.53%	$7,000
2001	$460,509	12.04%	$3,290	31.18%	0.75%	10.74%	$841	25.56%	$31,828	$3,346	$2,339	8.22%	11.82%	$7,000
2002	$517,968	12.48%	$4,377	33.04%	0.89%	13.17%	$951	21.73%	$34,644	$3,692	$2,338	8.41%	12.46%	$10,000
2003	$517,078	-0.17%	$3,844	-12.18%	0.74%	10.81%	$1,081	28.12%	$36,448	$3,906	$2,338	8.47%	13.18%	$10,000
2004	$541,966	4.81%	$3,660	-4.79%	0.69%	9.75%	$1,167	31.89%	$38,624	$4,154	$2,338	8.73%	13.65%	$10,000

Projected
2005	$569,565	5.09%	$4,325	18.16%	0.78%	10.77%	$1,281	29.63%	$41,667	$4,366	$2,182	8.89%	13.87%	$10,000
2006	$600,891	5.50%	$4,900	13.31%	0.84%	11.29%	$1,401	28.60%	$45,166	$4,606	$2,026	9.07%	14.11%	$10,000
2007	$633,940	5.50%	$5,549	13.25%	0.90%	11.76%	$1,518	27.36%	$49,197	$4,859	$1,870	9.27%	14.40%	$10,000
2008	$668,807	5.50%	$6,183	11.42%	0.95%	12.01%	$1,635	26.44%	$53,745	$5,126	$1,715	9.51%	14.75%	$10,000
2009	$705,591	5.50%	$6,857	10.91%	1.00%	12.18%	$1,752	25.55%	$58,851	$5,408	$1,559	9.78%	15.14%	$10,000

	Per Share				Common Shares Outstanding
	Stated Common Equity	Tangible Common Equity	Fully Diluted Earnings	Common Dividends	Year-end Primary Shares	Average Fully Diluted Shares	Average Primary Shares
Historical
2004	$13.26	$12.46	$1.24	$0.40	2,912,677	2,962,513	2,917,500

Projected
2005	$14.27	$13.52	$1.46	$0.44	2,919,725	2,955,376	2,912,423
2006	$15.47	$14.78	$1.66	$0.48	2,919,725	2,955,376	2,919,725
2007	$16.85	$16.21	$1.88	$0.52	2,919,725	2,955,376	2,919,725
2008	$18.41	$17.82	$2.09	$0.56	2,919,725	2,955,376	2,919,725
2009	$20.16	$19.62	$2.32	$0.60	2,919,725	2,955,376	2,919,725

SECTION III

PART I – FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

GUARANTY BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

(DOLLARS IN THOUSANDS, EXCEPT PAR VALUE)

	March 31, 2005	December 31, 2004
	(Unaudited)
ASSETS
Cash and due from banks	$16,055	$14,949
Federal funds sold	5,395	9,075
Interest-bearing deposits	206	210

Total cash and cash equivalents	21,656	24,234
Interest-bearing time deposits	12,823	12,823
Securities available for sale	111,842	103,751
Loans held for sale	2,666	1,749
Loans, net of allowance for loan losses of $4,418 and $4,154	375,388	371,431
Premises and equipment, net	13,501	13,471
Other real estate	617	692
Accrued interest receivable	2,849	2,794
Goodwill	2,338	2,338
Cash surrender value of life insurance	5,304	5,260
Other assets	3,528	3,423

Total assets	$552,512	$541,966

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits
Noninterest-bearing	$86,600	$82,302
Interest-bearing	357,431	351,441

Total deposits	444,031	433,743

Accrued interest and other liabilities	4,169	4,736
Federal Home Loan Bank advances	55,459	54,553
Junior subordinated debentures	10,310	10,310

Total liabilities	513,969	503,342

Commitments and Contingencies	—	—
Shareholders’ equity
Preferred stock, $5.00 par value, 15,000,000 shares authorized, no shares issued	—	—
Common stock, $1.00 par value, 50,000,000 shares authorized, 3,252,016 shares issued	3,252	3,252
Additional paid-in capital	12,864	12,882
Retained earnings	27,388	26,405
Treasury stock, 332,291 and 339,339 shares at cost	(4,101)	(4,179)
Accumulated other comprehensive (loss) income	(860)	264

Total shareholders’ equity	38,543	38,624

Total liabilities and shareholders’ equity	$552,512	$541,966

See accompanying notes to interim consolidated financial statements.

GUARANTY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(UNAUDITED)

	Three Months Ended March 31,
	2005	2004
Interest income
Loans, including fees	$5,909	$5,688
Securities
Taxable	970	958
Nontaxable	150	14
Federal funds sold and interest-bearing deposits	113	40

Total interest income	7,142	6,700
Interest expense
Deposits	1,877	1,399
FHLB advances and federal funds purchased	516	500
Junior subordinated debentures	250	251

Total interest expense	2,643	2,150

Net interest income	4,499	4,550
Provision for loan losses	200	250

Net interest income after provision for loan losses	4,299	4,300
Noninterest income
Service charges	700	724
Net realized gain on securities transactions	—	42
Other operating income	691	462

Total noninterest income	1,391	1,228
Noninterest expense
Employee compensation and benefits	2,556	2,476
Occupancy expenses	537	504
Other operating expenses	1,154	1,134

Total noninterest expenses	4,247	4,114

Earnings before provision for income taxes	1,443	1,414
Provision for income taxes	460	382

Net Earnings	$983	$1,032

Basic earnings per common share	$0.34	$0.35

Diluted earnings per common share	$0.33	$0.35

See accompanying notes to interim consolidated financial statements.

SECTION IV

Financial Highlights

Guaranty Bancshares, Inc.

GNTY

Bank

(Dollars in Thousands)	2001 Y	2002 Y	2003 Y	2004 Y	YTD
Financial Date	12/31/2001	12/31/2002	12/31/2003	12/31/2004	03/31/2005
Period Restated?	No	No	No	No	No

Balance Sheet
Total Assets	460,509	517,968	517,078	541,966	552,512
Total Net Loans	327,909	361,923	361,608	373,180	378,054
Deposits	383,279	424,950	407,847	433,743	444,031
Total Equity	31,827	34,644	36,448	38,624	38,543

Profitability (%)
Net Income ($000)	3,290	4,377	3,844	3,660	983
Return on Average Assets	0.76	0.89	0.73	0.69	0.72
Core ROAA	0.45	0.84	0.73	0.68	0.67
Return on Average Equity	10.74	12.90	10.83	9.71	10.14
Core ROAE	6.38	12.17	10.80	9.50	9.50
Return on Average Tangible Equity	12.01	13.85	11.59	10.35	10.79
Net Interest Margin	3.85	3.98	3.88	3.71	3.56
As Reported Net Interest Margin	3.46	3.73	3.63	3.71	NA
Efficiency Ratio	70.31	65.37	67.75	73.23	73.12
Noninterest Inc/ Operating Rev	22.72	21.85	22.02	20.50	22.54

Balance Sheet Ratios/ Capital (%)
Loans/ Deposits	86.00	84.69	89.32	86.59	85.54
Securities/ Assets	17.74	20.66	19.26	19.14	20.24
Total Equity/ Total Assets	6.91	6.69	7.05	7.13	6.98
Tangible Equity/ Tangible Assets	6.44	6.27	6.63	6.72	6.58
Tier 1 Ratio	11.52	12.06	12.10	12.52	12.60
Total Capital Ratio	12.58	13.12	13.18	13.65	13.78
Leverage Ratio (Bank, BHC only)	8.44	8.62	8.32	8.73	8.62
Core Cap/Tang Assets (OTS Only)	NA	NA	NA	NA	NA

Asset Quality (%)
Nonperforming Assets/ Assets	0.93	0.76	0.54	0.68	0.54
NPAs + Lns 90/ Assets	1.35	0.83	0.64	0.79	0.69
NPAs/ Loans + OREO	1.30	1.07	0.77	0.98	0.78
NCOs/ Avg Loans	0.20	0.27	0.24	0.18	-0.07
Reserves/ Loans	1.01	1.01	1.07	1.10	1.16
Reserves/ NPAs	77.83	94.16	138.76	112.18	147.22
Loan Loss Provision/ NCO	224.47	137.86	124.85	136.36	NM

Per Share Information ($)
Common Shares Outstanding (Actual)	3,004,428	2,931,928	2,921,928	2,912,677	2,919,725
Avg Shares, Diluted EPS	3,027,321	3,012,706	2,953,280	2,962,513	2,955,376
Book Value Per Share	10.59	11.81	12.47	13.26	13.20
Tangible BV Per Share	9.82	11.01	11.67	12.46	12.40
Dividends	0.2800	0.3200	0.3700	0.4000	0.0000
Diluted EPS after Extraordinary	1.09	1.45	1.30	1.24	0.33
EPS Growth (year over year) (%)	36.3	33.0	-10.3	-4.6	-5.7
Core EPS	0.65	1.37	1.30	1.21	0.31
Core EPS Growth (year over year) (%)	-21.6	111.3	-5.2	-6.4	-9.3
Core Cash Basis EPS	1.14	1.45	1.30	1.24	0.33

Source: SNL Financial, Charlottesville, VA

Performance Analysis

Guaranty Bancshares, Inc.

GNTY

Bank

	2001 Y	2002 Y	2003 Y	2004 Y	YTD
Financial Date	12/31/2001	12/31/2002	12/31/2003	12/31/2004	03/31/2005
Period Restated?	No	No	No	No	No

Profitability Ratios (%)
Return on Average Assets	0.76	0.89	0.73	0.69	0.72
Return on Average Equity	10.74	12.90	10.83	9.71	10.14
Return on Avg Common Equity	10.74	12.90	10.83	9.71	10.14
Return on Avg Tangible Equity	12.01	13.85	11.59	10.35	10.79
Profit Margin	15.68	25.33	24.01	22.73	23.21

Net Interest Margin	3.85	3.98	3.88	3.71	3.56
As Reported Net Interest Margin	3.46	3.73	3.63	3.71	NA
Yield on Earning Assets	8.05	6.72	6.02	5.61	5.66
Cost of Interest Bearing Liabilities	4.80	3.16	2.46	2.24	2.50
Interest Spread	3.25	3.56	3.56	3.37	3.16

Net Interest Inc/ Avg Assets	3.48	3.63	3.52	3.39	3.28
Noninterest Inc/ Avg Assets	0.92	0.95	0.93	0.88	0.95
Net Oper Exp/ Avg Assets	2.17	2.04	2.09	2.25	2.14
Non Interest Inc/ Operating Rev	22.72	21.85	22.02	20.50	22.54

Overhead Ratio	62.48	56.31	59.22	66.33	65.30
Efficiency Ratio	70.31	65.37	67.75	73.23	73.12
Net Nonrecurring Income/ NIBT	34.20	0.00	-3.24	0.00	6.58

Yield/ Cost Detail (%)
Yield Earned On:
Avg Total Loans	NA	NA	NA	6.19	6.25
Avg Securities	NA	NA	NA	3.86	4.02
Avg Other Earning Assets	NA	NA	NA	2.15	2.92
Avg Total Earning Assets	8.05	6.72	6.02	5.61	5.66

Cost Incurred By:
Avg Certificates of Deposit	5.67	3.60	2.70	2.22	2.54
Avg Other Int-Bearing Deps	2.59	1.39	0.77	0.97	1.40
Avg Total Int-Bearing Deps	4.66	2.89	2.04	1.77	2.11
Avg Deposits	3.96	2.44	1.71	1.44	1.71
Avg Borrowings	6.75	5.01	4.89	4.79	4.58
Avg Int-Bearing Liabilities	4.80	3.16	2.46	2.24	2.50
Avg Total Funds	4.12	2.72	2.11	1.89	2.09

Core Income
Core Income ($000)	1,954	4,130	3,834	3,582	921
Core EPS ($)	0.65	1.37	1.30	1.21	0.31
Core Cash Basis EPS ($)	1.14	1.45	1.30	1.24	0.33
Core ROAA (%)	0.45	0.84	0.73	0.68	0.67
Core ROAE (%)	6.38	12.17	10.80	9.50	9.50

Source: SNL Financial, Charlottesville, VA

Performance Analysis

Guaranty Bancshares, Inc.

GNTY

Bank

	2001 Y	2002 Y	2003 Y	2004 Y	YTD
Share and Per Share Info ($)
Basic EPS Bef Extra Item	1.09	1.46	1.32	1.25	0.34
Basic EPS After Extra Item	1.09	1.46	1.32	1.25	0.34
Diluted EPS Bef Extra Item	1.09	1.45	1.30	1.24	0.33
Diluted EPS After Extra Item	1.09	1.45	1.30	1.24	0.33
Core Cash Basis EPS	1.14	1.45	1.30	1.24	0.33
Book Value Per Share	10.59	11.81	12.47	13.26	13.20
Tangible BV Per Share	9.82	11.01	11.67	12.46	12.40
Dividends per Share	0.2800	0.3200	0.3700	0.4000	0.0000
Dividend Payout (%)	25.7	22.1	28.5	32.3	0.0
Avg Diluted Shares (Actual)	3,027,321	3,012,706	2,953,280	2,962,513	2,955,376
Shares Outstanding (Actual)	3,004,428	2,931,928	2,921,928	2,912,677	2,919,725

Market Info and Historical Pricing
Stock Price at End of Period ($)	13.00	16.09	20.55	21.80	21.52
EOP Price/ Earnings (x)	11.9	11.1	15.8	17.6	17.6
EOP Price/ Book Value (%)	122.8	136.2	164.8	164.4	163.0
EOP Price/ Tangible Book (%)	132.5	146.1	176.1	175.0	173.6
EOP Market Cap ($M)	39.1	47.2	60.1	63.5	62.8

High Price for the Period ($)	14.10	16.25	21.91	23.64	23.64
Low Price for the Period ($)	10.25	12.26	14.90	18.00	18.00
EOP SNL Peer Bank Index	481.48	490.23	652.74	777.54	741.68
EOP SNL Broad Base Index Value	473.67	419.05	548.55	595.10	551.04
S&P 500 at Period End	1,148.08	879.82	1,111.92	1,211.92	1,180.59
DJIA at Period End	10,021.57	8,341.63	10,453.92	10,783.01	10,503.76

Source: SNL Financial, Charlottesville, VA

Balance Sheet

Guaranty Bancshares, Inc.

GNTY

Bank

(Dollars in Thousands)	2001 Y	2002 Y	2003 Y	2004 Y	YTD
Equity
Preferred Equity	0	0	0	0	0
Common Equity	31,827	34,644	36,448	38,624	38,543
Total Equity	31,827	34,644	36,448	38,624	38,543
Net Unrealized Gain	848	1,338	464	264	-860

Balance Sheet Analysis (%)
Total Gross Loans/ Total Assets	71.58	69.48	70.45	69.30	68.74
Loans/ Deposits	86.00	84.69	89.32	86.59	85.54
Reserves/ Loans	1.01	1.01	1.07	1.10	1.16
One-year Gap/ Assets	-29.80	-9.52	-6.80	-11.96	-12.40
Loans Serviced for Others ($000)	0	0	0	0	0
FTE Employees (Actual)	199	218	226	235	239

Annualized Growth Rates (%)
Asset Growth Rate	12.04	12.48	-0.17	4.81	7.78
Loans Held For Investment Growth Rate	14.79	9.18	1.22	3.11	4.50
Deposit Growth Rate	6.98	10.87	-4.02	6.35	9.49

Average Balances
Average Loans Held for Investment	302,198	341,270	356,898	370,089	376,142
Average Loans Held for Sale	458	1,553	2,931	1,497	2,208
Average Gross Loans	302,656	342,823	359,829	371,586	378,350
Avg Securities	74,826	91,710	109,325	97,549	111,305
Avg Other Int Earn Assets	12,804	12,821	7,722	12,557	15,479
Average Other Earning Assets	87,630	104,531	117,047	110,106	126,784
Average Earning Assets	390,286	447,354	476,876	481,692	505,134
Average Assets	432,200	490,620	524,675	527,025	548,633

Average Certificates of Deposit	213,839	231,196	232,976	218,837	221,727
Average Other Int-Bearing Deps	104,600	108,664	121,439	124,917	134,231
Average Total Int-Bearing Deps	318,439	339,860	354,415	343,754	355,958
Average Borrowings	22,636	48,577	61,377	63,978	66,898
Average Interest Bearing Liabs	341,075	388,437	415,792	407,732	422,856
Avg Noninterest Bearing Deposits	56,127	63,265	68,868	76,838	82,031
Avg Total Deposits	374,566	403,125	423,283	420,592	437,989

Average Preferred Equity	0	0	0	0	0
Average Common Equity	30,629	33,934	35,496	37,687	38,767
Average Total Equity	30,629	33,934	35,496	37,687	38,767

Source: SNL Financial, Charlottesville, VA

Balance Sheet

Guaranty Bancshares, Inc.

GNTY

Bank

(Dollars in Thousands)	2001 Y	2002 Y	2003 Y	2004 Y	YTD
Financial Date	12/31/2001	12/31/2002	12/31/2003	12/31/2004	03/31/2005
Period Restated?	No	No	No	No	No

Assets
Cash and Equivalents	19,805	19,774	27,592	37,057	34,479
Trading Account Securities	0	0	0	0	0
Securities Available for Sale	81,715	106,992	99,614	103,751	111,842
Securities Held to Maturity	0	0	0	0	0
Other Securities	0	0	0	0	0
Total Cash and Securities	101,520	126,766	127,206	140,808	146,321

Gross Loans HFI	329,621	359,888	364,270	375,585	379,806
Loan Loss Reserves	3,346	3,692	3,906	4,154	4,418
Loans Held for Sale	1,634	5,727	1,244	1,749	2,666
Total Net Loans	327,909	361,923	361,608	373,180	378,054

Real Estate Owned	562	1,111	743	692	617
Goodwill	2,338	2,338	2,338	2,338	2,338
Core Deposit Intangibles	0	0	0	0	0
Other Intangibles	0	0	0	0	0
Total Non-Goodwill Intangibles	0	0	0	0	0
Total Intangibles	2,338	2,338	2,338	2,338	2,338
Loan Servicing Rights	0	0	0	0	0
Purchased Credit Card Receivable	0	0	0	0	0
Other Servicing Rights	0	0	0	0	0
Total Servicing Rights	0	0	0	0	0
Other Assets	28,180	25,830	25,183	24,948	25,182
Total Assets	460,509	517,968	517,078	541,966	552,512

Liabilities
Deposits	383,279	424,950	407,847	433,743	444,031
FHLB Borrowings	NA	42,763	50,417	54,553	55,459
Senior Debt	NA	42,763	57,712	54,553	55,459
Trust Preferred (FAS 150)	0	0	10,000	10,310	10,310
Subordinated Debt	NA	0	10,000	10,310	10,310
Redeemable Preferred (FAS 150)	0	0	0	0	0
Total Borrowings	33,092	42,763	67,712	64,863	65,769
Other Liabilities	5,311	5,611	5,071	4,736	4,169
Total Liabilities	421,682	473,324	480,630	503,342	513,969

Mezzanine
Redeemable Preferred	0	0	0	0	0
Trust Preferred	7,000	10,000	0	0	0
Minority Interest	0	0	0	0	0
Other Mezzanine Items	0	0	0	0	0
Total Mezzanine Level Items	7,000	10,000	0	0	0

Accumulated Oth Comprehensive Income	848	1,338	464	264	-860

Source: SNL Financial, Charlottesville, VA

Income Statement

Guaranty Bancshares, Inc.

GNTY

Bank

(Dollars in Thousands)	2001 Y	2002 Y	2003 Y	2004 Y	YTD
Financial Date	12/31/2001	12/31/2002	12/31/2003	12/31/2004	03/31/2005
Period Restated?	No	No	No	No	No

Total Interest Income	29,861	28,955	27,564	27,029	7,142
Total Interest Expense	16,363	12,272	10,242	9,137	2,643
Net Interest Income	13,498	16,683	17,322	17,892	4,499
Net Interest Income, FTE	15,045	17,810	18,486	NA	NA

Loan Loss Provision	1,385	1,260	1,075	930	200

Trading Account Income	0	0	0	0	0
Foreign Exchange Income	0	0	0	0	0
Trust Revenue	136	163	178	252	74
Service Charges on Deposits	2,678	2,957	2,869	3,036	700
Gain/ Loss on Sale of Loans	98	272	586	331	142
Loan Fees	NA	NA	NA	NA	NA
BOLI Revenue	204	236	251	203	47
Insurance Revenue	NA	NA	0	0	0
Investment Banking & Brokerage	NA	NA	0	0	0
Other Noninterest Income	853	1,036	1,006	793	346
Total Noninterest Income	3,969	4,664	4,890	4,615	1,309

Gain/ Loss on Sale of Securities	416	380	188	120	0
Total Nonrecurring Income	1,640	0	-173	0	95

Compensation and Benefits	7,592	8,711	9,371	9,326	2,556
Occupancy & Equipment	1,901	1,992	2,019	2,260	537
Marketing Expense	278	310	284	436	79
Professional Fees	864	933	1,168	1,156	310
Technology and Communications	188	194	252	454	67
Amortization of Intangibles	150	0	0	0	0
Foreclosed & Repo	-176	-12	-32	-21	13
Other Noninterest Expense	2,546	2,552	2,743	2,851	698
Total Noninterest Expense	13,343	14,680	15,805	16,462	4,260

Nonrecurring Expense	0	0	0	0	0

Net Income Before Taxes	4,795	5,787	5,347	5,235	1,443
Income Taxes	1,505	1,410	1,503	1,575	460
Effective Tax Rate (%)	31.39	24.36	28.11	30.09	31.88
Minority Interest & After Tax Items	0	0	0	0	0
Extraordinary Items	0	0	0	0	0
Net Income	3,290	4,377	3,844	3,660	983
Preferred Dividends	0	0	0	0	0
Net Income Available to Common	3,290	4,377	3,844	3,660	983

Net Income for Diluted EPS (FAS 128)	3,290	4,377	3,844	3,660	983

Earnings per Share ($)	1.09	1.45	1.30	1.24	0.33
EPS Growth (year over year) (%)	36.3	33.0	-10.3	-4.6	-5.7

Source: SNL Financial, Charlottesville, VA

SECTION V

BHC, Peer and Guideline Companies Graphical Analysis

BHC, Peer and Guideline Companies Graphical Analysis

BHC, Peer and Guideline Companies Graphical Analysis

BHC, Peer and Guideline Companies Graphical Analysis

SECTION VI

Guideline Companies

Publicly Traded Southwestern Banking Organizations

With Total Assets Under $1 Billion and an ROA Greater than 0.00%

May 17, 2005

Company	Ticker	City	State	Closing Price	Date of Financial Data	LTM EPS	Book Value	Tang. Book Value	Price to Earnings	Price to Equity	Price to Tang. Equity	Dividend Yield	Total Assets ($M)	Equity to Assets	Return on Assets	Return on Equity	NPAs/ Total Assets	Efficiency Ratio
Vail Banks, Inc.	VAIL	Avon	CO	$13.500	3/31/2005	$0.49	$10.84	$4.37	27.6	1.25	3.09	2.07%	$686.8	8.81%	0.43%	4.49%	0.32%	84.78%
Parish National Bank	PNLC	Bogalusa	LA	$58.000	12/31/2004	$4.91	$37.96	$35.18	11.8	1.53	1.65	0.00%	$550.3	8.71%	1.02%	12.07%	0.01%	76.28%
Citizens National Bancshares of Bossier, Inc.	CNBL	Bossier City	LA	$20.330	12/31/2004	$1.87	$13.48	$13.48	10.9	1.51	1.51	0.00%	$238.4	6.67%	1.06%	14.81%	0.37%	71.34%
Jeff Davis Bancshares, Incorporated	JDVB	Jennings	LA	$40.000	12/31/2004	$3.41	$23.90	$22.82	11.7	1.67	1.75	0.00%	$358.5	10.40%	1.49%	14.29%	0.25%	59.48%
MidSouth Bancorp, Inc.	MSL	Lafayette	LA	$25.330	3/31/2005	$1.66	$11.03	$8.65	15.3	2.30	2.93	0.95%	$623.3	7.88%	1.33%	17.32%	0.17%	67.07%
Metairie Bank & Trust Company	MBKL	Metairie	LA	$28.250	12/31/2004	NA	NA	NA	NA	NA	NA	3.54%	$265.4	12.79%	1.02%	7.71%	0.02%	73.10%
American Bancorp, Inc.	ABNC	Opelousas	LA	$139.200	12/31/2004	NA	NA	NA	NA	NA	NA	0.00%	$104.9	8.53%	0.98%	7.97%	0.00%	69.90%
Central Service Corporation	CSCP	Enid	OK	$32.000	12/31/2004	$4.55	$41.16	$38.82	7.0	0.78	0.82	0.00%	$371.2	7.50%	0.86%	11.47%	0.27%	73.32%
North Dallas Bank & Trust Company	NODB	Dallas	TX	$56.500	12/31/2005	$2.57	$37.28	$37.28	22.0	1.52	1.52	1.20%	$896.9	10.68%	0.75%	6.98%	0.00%	62.65%
Summit Bancshares, Inc.	SBIT	Fort Worth	TX	$16.930	3/31/2005	$0.90	$6.01	$5.09	18.8	2.82	3.33	1.65%	$999.9	7.44%	1.17%	15.52%	0.33%	58.91%
Central Bancshares, Incorporated	CBSX	Houston	TX	$45.000	3/31/2005	NA	$39.54	$37.47	NA	1.14	1.20	0.00%	$252.2	7.44%	0.51%	8.29%	NA	61.97%
MetroCorp Bancshares, Inc.	MCBI	Houston	TX	$18.080	3/31/2005	$1.20	$11.94	$11.94	15.1	1.51	1.51	1.33%	$890.5	9.66%	0.97%	10.46%	1.74%	64.65%

								Median:	15.1	1.51	1.58	1.49%*	$460.8	8.62%	1.00%	10.97%	0.25%	68.49%

*	Median dividend yield for those banking organizations that pay a dividend.

Source: SNL Financial

SECTION VII

Texas

Texas employment growth is gathering momentum.

•	Texas employment growth was still lagging behind the nation as of year-end 2004, a pattern that has held for the past two years (See Chart 1). With job growth picking up moderately, the state should establish a new quarterly employment peak sometime in the first half of 2005.

•	At the end of 2004, construction and manufacturing are the only two major employment sectors in Texas still losing jobs, respectively at -1.1 and -0.04 percent. All remaining sectors are reporting positive growth.

•	The Laredo MSA ranked fourth in the nation for employment growth in fourth quarter 2004. Laredo is benefiting from the growth advantages of cross-border trade with Mexico. However, the recent escalation in kidnappings and other crime in Mexico’s border cities has prompted the U.S. State Department to issue a travel advisory which may, in the short run, affect the pace of economic growth in Laredo.

Budget cuts leave agricultural lenders and producers with worries.

•	The proposed 2006 federal budget would result in a reduction in USDA spending of 9.6 percent—at least $587 million next year and $5.7 billion over the next 10 years.[1]

•	These cuts will disproportionately affect Texas because of the concentration of cotton production in the Texas High Plains Region, the capital intensive nature of cotton production, and the tendency for these farms to receive large subsidy payments. The counties in Texas with a large dependency[2] on agricultural subsidies are illustrated geographically (See Map 1).

[1]	Reynolds, John “Bush budget plan puts farm aid on chopping block,” Lubbock Online.com, February 5, 2005.
[2]	The average share of a county’s gross product (CDP) from agricultural subsidies is well below 1 percent (0.18). For our analysis, a “large dependency” is a county where subsidies exceed 5 percent of CDP.

FEDERAL DEPOSIT INSURANCE CORPORATION	1	SPRING 2005

State Profile

Lack of water availability could dampen future growth.

•	The Texas High Plains section of the Ogallala Aquifer has long been a major source of water for agricultural, municipal, and industrial development.

•	Texas’ water plan predicts that by 2050 groundwater depletion will cause water supplied by the aquifer to decline by 24 percent. As water resources deplete, West Texas and the Northern High Plains area will be challenged.

•	Water for the San Antonio Metropolitan Area is provided by the Edwards Aquifer. With the start of long term droughts in 2000, the aquifer level has dropped and could constrain economic growth in the San Antonio area.

Crude oil prices remain volatile.

•	Crude oil prices continued their volatility. In March 2005, the price per barrel surpassed $56 (West Texas Intermediate crude), establishing a new all time high, supported by colder weather and concerns over tighter crude oil supplies.

•	Oil prices in the first two months of 2005 were one-third higher from the same period a year ago.

•	Although a select few industries (e.g. oil extraction and support services for mining) and geographical areas (e.g. Houston, the Gulf Coast and West Texas) stand to benefit slightly from higher crude prices, higher energy costs are expected to be a drag on the rest of the state’s economy.

Texas insured institutions post exceptional results for 2004.

•	Bank profitability and credit quality continue to post strong results. Texas headquartered banks and thrifts posted the highest annual average return on assets in the past ten years. Likewise, past-due and charge off rates are at decade lows.

•	Contributing factors, including lower provision expenses, higher noninterest income, and security gains, likely will be difficult to sustain in future quarters. A longer term trend of compressing interest margins abated in the fourth quarter, but a changing interest rate environment and strong competitive factors, particularly in the large metro markets, will likely keep this an ongoing challenge. The performance gap between larger institutions and community banks continues to widen.[3]

Texas institution funding costs remain among the lowest in the nation.

•	The median cost of funds for Texas insured institutions was 1.53 for the fourth quarter of 2004, ranking fifth lowest nationwide (See Chart 2). Texas institutions tend to hold higher levels of noninterest bearing deposits. Additionally, more than half of the state’s insured institutions reside in rural areas, which often have fewer market competitors and provide bankers with greater influence in determining interest rates for both loan and deposit products.

Consumer fundamentals show mixed results.

•	Albeit below the national average, Texas per capita bankruptcy rates remain at record levels suggesting that the consumer sector is still vulnerable (See Chart 3). Additionally, single family mortgage foreclosures have shown modest improvement recently, but remain in the past decade’s upper range.

•	Combining these factors with low savings rates suggests that the consumer is still vulnerable to rising interest rates.

•	Despite mixed results for consumer fundamentals, bank consumer past-due and charge off rates remain near decade lows speaking well to the ability of bankers to manage risk.

Home equity lines of credit (HELOC) continue to show impressive growth.

•	Since HELOCs have only been available in Texas since 2003, the median concentration (HELOC to tier 1 capital) is among the lowest in the nation. However, Texas insured institutions doubled the dollar amount of HELOCs in 2004, suggesting this loan type could be a growth area moving forward.

[3]	Community banks are defined as insured institutions with less than $1 billion in assets excluding credit card and specialty banks.

FEDERAL DEPOSIT INSURANCE CORPORATION	2	SPRING 2005

State Profile

Texas at a Glance

ECONOMIC INDICATORS (Change from year ago quarter, unless noted)

Employment Growth Rates	Q4-04	Q4-03	Q4-02	Q4-01	Q4-00
Total Nonfarm (share of trailing four quarter employment in parentheses)	1.5%	-0.2%	-0.4%	-0.7%	2.8%
Manufacturing (9%)	0.0%	-4.2%	-6.4%	-7.2%	0.5%
Other (non-manufacturing) Goods-Producing (7%)	0.0%	-1.1%	-3.4%	1.6%	4.3%
Private Service-Producing (66%)	1.8%	0.5%	0.1%	-0.7%	3.4%
Government (17%)	1.4%	-0.3%	2.6%	2.6%	1.4%
Unemployment Rate (% of labor force)	5.9	6.6	6.5	5.7	4.3

Other Indicators	Q4-04	Q4-03	Q4-02	Q4-01	Q4-00
Personal Income	N/A	4.8%	0.7%	2.7%	8.5%
Single-Family Home Permits	5.7%	7.5%	14.0%	1.4%	13.3%
Multifamily Building Permits	-21.2%	-12.2%	-3.0%	65.6%	-38.2%
Existing Home Sales	10.6%	10.4%	6.2%	3.5%	3.6%
Home Price Index	3.8%	2.5%	3.9%	6.2%	5.8%
Bankruptcy Filings per 1000 people (quarterly level)	1.01	1.03	0.94	0.94	0.76

BANKING TRENDS

General Information	Q4-04	Q4-03	Q4-02	Q4-01	Q4-00
Institutions (#)	681	697	715	735	759
Total Assets (in millions)	215,442	200,187	216,906	199,340	233,380
New Institutions (# < 3 years)	24	20	16	20	27
Subchapter S Institutions	263	259	250	228	200

Asset Quality	Q4-04	Q4-03	Q4-02	Q4-01	Q4-00
Past-Due and Nonaccrual Loans / Total Loans (median %)	1.77	2.04	2.24	2.19	2.04
ALLL/Total Loans (median %)	1.23	1.27	1.25	1.21	1.18
ALLL/Noncurrent Loans (median multiple)	2.14	1.91	1.71	1.84	2.04
Net Loan Losses / Total Loans (median %)	0.14	0.19	0.23	0.19	0.15

Capital / Earnings	Q4-04	Q4-03	Q4-02	Q4-01	Q4-00
Tier 1 Leverage (median %)	9.42	9.07	8.96	8.81	9.06
Return on Assets (median %)	1.05	1.03	1.10	1.07	1.21
Pretax Return on Assets (median %)	1.34	1.29	1.40	1.39	1.64
Net Interest Margin (median %)	4.24	4.23	4.49	4.46	4.76
Yield on Earning Assets (median %)	5.44	5.60	6.37	7.62	8.30
Cost of Funding Earning Assets (median %)	1.10	1.33	1.90	3.16	3.51
Provisions to Avg. Assets (median %)	0.12	0.16	0.20	0.17	0.16
Noninterest Income to Avg. Assets (median %)	0.92	0.93	0.89	0.90	0.89
Overhead to Avg. Assets (median %)	3.42	3.37	3.42	3.42	3.49

Liquidity / Sensitivity	Q4-04	Q4-03	Q4-02	Q4-01	Q4-00
Loans to Assets (median %)	56.7	53.8	54.7	54.3	54.6
Noncore Funding to Assets (median %)	16.8	16.3	16.5	16.5	15.9
Long-term Assets to Assets (median %, call filers)	13.3	13.6	12.1	12.6	11.3
Brokered Deposits (number of institutions)	78	76	57	49	46
Brokered Deposits to Assets (median % for those above)	3.4	2.8	3.3	1.9	2.0

Loan Concentrations (median % of Tier 1 Capital)	Q4-04	Q4-03	Q4-02	Q4-01	Q4-00
Commercial and Industrial	84.6	85.8	90.1	93.6	92.2
Commercial Real Estate	152.7	144.8	134.0	123.6	111.7
Construction & Development	26.9	26.5	23.5	21.0	18.5
Multifamily Residential Real Estate	1.8	2.0	1.8	1.7	1.7
Nonresidential Real Estate	106.9	98.4	92.6	88.1	82.2
Residential Real Estate	99.5	102.8	107.1	107.3	105.0
Consumer	64.6	70.9	78.1	88.4	96.4
Agriculture	37.6	35.7	36.3	35.1	33.1

BANKING PROFILE

Largest Deposit Markets	Institutions in Market	Deposits ($ millions)	Asset Distribution	Institutions
Dallas-Fort Worth-Arlington, TX	165	93,060	$<250 mil.	564	(82.8)%
Houston-Baytown-Sugar Land, TX	107	83,930	$250 mil. to $1 bil.	86	(12.6)%
San Antonio, TX	60	27,962	$1 bil. to $ 10 bil.	28	(4.1)%
Austin-Round Rock, TX	61	13,841	$>10 bil.	3	(0.4)%
McAllen-Edinburg-Pharr, TX	17	6,350

FEDERAL DEPOSIT INSURANCE CORPORATION	3	SPRING 2005

•	Net Income Of $31.8 Billion Is Third-Highest Ever

•	Lower Gains On Sales Of Securities, Higher Noninterest Expenses Reduce Earnings

•	Residential Real Estate Anchors Strong Asset Growth

•	Industry Assets Surpass $10 Trillion For First Time

•	Number Of “Problem” Banks Falls To Six-Year Low

Profits Recede From Record Levels

Strong loan growth and wider net interest margins did not offset the negative effects of merger expenses at large banks and lower gains on sales of securities and other assets in the fourth quarter. Insured commercial banks and savings institutions reported $31.8 billion in net income for the quarter, a decline of $668 million (2.1 percent) from the record earnings registered in the third quarter. Nevertheless, the industry’s earnings were the third-highest ever reported, and represented a $787-million (2.5-percent) improvement over the fourth quarter of 2003. Also, the industry’s net operating (core) income, which does not include gains on securities sales, set a new quarterly record of $30.9 billion. The average return on assets (ROA) was 1.28 percent in the fourth quarter, marking the first time in two years that the industry’s quarterly ROA has been below 1.30 percent. Fewer than half of all insured banks and thrifts (48.4 percent) had an ROA of 1 percent or higher in the fourth quarter, but this was an improvement over the fourth quarter of 2003, when only 44.8 percent achieved this benchmark level of profitability. Almost two out of every three institutions (62.1 percent) had higher net income than in the fourth quarter of 2003.

Strong Earning Asset Growth Lifts Net Interest Income

One area of particular strength in fourth-quarter results was net interest income, which was $2.0 billion (2.6 percent) higher than the third quarter’s total, and $6.4 billion (8.8 percent) more than the industry reported in the fourth quarter of 2003. The average net interest margin (NIM) increased by one basis point from the level of the third quarter, after declining in each of the previous three quarters and in nine of the previous ten quarters. More than half of all institutions (53.3 percent) reported margin improvement. More important than the slight positive change in margins was the industry’s strong growth in interest-bearing assets during the quarter, as earning assets increased by $207.4 billion (2.4 percent). Noninterest income also helped earnings in the fourth quarter. It was up from both the third quarter, and from the level of a year earlier. Total noninterest income was $4.3 billion (8.5 percent) higher than in the third quarter, and was $1.4 billion (2.5 percent) higher than in the fourth quarter of 2003. Servicing fee income increased by $981 million (27.2 percent) compared to the third quarter, while trading income was $864 million (60.1 percent) higher, and investment banking fee income increased by $448 million (18.5 percent). Provisions for loan losses had a seasonal $391 million (5.3 percent) increase over the level of the third quarter, but were $1.1 billion (12.0 percent) lower than in the fourth quarter of 2003.

FEDERAL DEPOSIT INSURANCE CORPORATIONF	ALL FDIC-INSURED INSTITUTIONS

FDIC Quarterly Banking Profile

Merger-Related Costs Contribute to Large Increase in Operating Expenses

Noninterest expense increased by $5.5 billion (7.3 percent) from the level of the third quarter, fueled by increased payroll and employee benefits expenses related to recent large bank merger transactions, and by other merger-related expenses. In addition to the impact of these higher expenses at large banks, the industry’s profits were also negatively affected by reduced gains on securities sales. Securities gains of $1.2 billion were $1.3 billion (52.9 percent) lower than in the third quarter, as rising interest rates caused the market values of fixed-rate securities to decline.

Full-Year Earnings Set a New Record for Fourth Consecutive Year

For all of 2004, insured institutions earned $123.0 billion, an increase of $2.5 billion (2.1 percent) compared to 2003. Almost two out of every three institutions (63.1 percent) reported higher net income in 2004. The improvement in total industry net income would have been greater, but for the accounting treatment of a few large mergers that occurred during 2004. Income earned by the acquired institutions before they were merged totaled more than $4.0 billion, but under purchase accounting rules, these earnings were not reflected in the total net income reported at year-end. Based on the reported results, the industry’s ROA for 2004 was 1.29 percent, compared to a 1.38 percent ROA in 2003. Absent the effects of the merger accounting, the industry’s ROA for 2004 would have been closer to 1.31 percent. More than half of all banks and thrifts (51.7 percent) had ROAs of 1 percent or better in 2004; in 2003, 51.3 percent of all institutions achieved this feat. Slightly more than half of all institutions (50.4 percent) reported higher ROAs in 2004 than in 2003. The two main contributors to the earnings improvement in 2004 were higher net interest income (up $12.9 billion, or 4.6 percent), and lower provisions for loan losses (down $8.3 billion, or 22.2 percent). Against these areas of strength, the improvement in industry profits was limited by a $16.0-billion (5.7 percent) increase in noninterest expenses and a $3.7-billion (32.7 percent) decline in gains on securities sales. Smaller gains on loan sales (down $6.4 billion, or 44.2 percent) and lower trading income (down $1.7 billion, or 14.9 percent) limited the year-to-year improvement in the industry’s noninterest income to only $371 million (0.2 percent). The average net interest margin in 2004 was 3.53 percent, 20 basis points lower than the average in 2003, and the lowest annual average for the industry since 1990.

FOURTH QUARTER 2004	2	ALL FDIC-INSURED INSTITUTIONS

FDIC Quarterly Banking Profile

Asset Quality Improvement Trend Enters Its Third Year

Asset quality continued to improve in the fourth quarter, marking the ninth quarter in a row that troubled loans have declined. Noncurrent loans fell by $1.7 billion (3.4 percent) during the quarter. Net charge-offs registered a seasonal $1.7-billion (22.7 percent) increase from the level of the third quarter, but were down by $1.6 billion (14.7 percent) compared to the fourth quarter of 2003. This improvement from year-earlier levels was led by a $1.1-billion (44.9-percent) decline in charge-offs of loans to commercial and industrial (C&I) borrowers. Charge-offs of residential mortgage loans were also significantly lower than a year earlier, falling by $642 million (64.5 percent). Overall, the industry’s net charge-off rate in the fourth quarter was 0.61 percent, the lowest fourth-quarter level since 1996.

Noncurrent Rate Hits Another Historic Low

The decline in noncurrent loans (loans 90 days or more past due or in nonaccrual status) during the fourth quarter was led by C&I noncurrents, which fell by $2.2 billion (16.3 percent). At the end of 2004, the total amount of noncurrent C&I loans stood at $11.2 billion, the lowest total since midyear 1999. The only other loan category with a significant decline in noncurrent loans was commercial real estate loans, where noncurrents fell by $432 million (7.6 percent). Noncurrent credit-card loans had a seasonal increase of $1.1 billion (15.3 percent) during the quarter. In other loan categories, noncurrent levels remained low. The percent of the industry’s loans that were noncurrent declined from 0.85 percent to 0.80 percent during the quarter. This is the lowest this percentage has been in the 21 years that insured banks and thrifts have reported noncurrent loan amounts.

Loss Reserves Register Largest Decline Since 1990

The total allowance for loan losses held by insured institutions fell for the fourth consecutive quarter, and the fifth time in the last six quarters. The $1.7-billion (2.1-percent) decline is the largest quarterly drop registered during this period. The last time that the industry’s reserves fell by a larger amount was the second quarter of 1990, when reserves shrank by $2.1 billion (3.5 percent). Since the middle of 2003, the industry’s loss reserves have fallen by $3.9 billion (4.5 percent). The reduction in reserves remains concentrated among large banks, which have been experiencing the greatest improvements in asset quality. In each of the last eight quarters, insured institutions with assets greater than $10 billion have set aside less in loan-loss provisions than they have charged-off. In the fourth quarter, the industry’s net charge-offs exceeded its loss provisions by $1.3 billion. The ratio of reserves to total loans fell from 1.40 percent to 1.34 percent during the quarter, its lowest level since the middle of 1986. However, the decline in noncurrent loans during the quarter meant that the industry’s “coverage ratio” improved from $1.65 in reserves for every $1.00 of noncurrent loans to $1.68, its highest level since the end of 1999.

Equity Capital Ratio Remains Above 10 Percent

Equity capital growth continued to outpace growth in total assets, as the industry’s equity-to-assets ratio rose for the sixth consecutive quarter. Internal capital generation remained strong, as retained earnings added $13.4 billion to capital in the fourth quarter. Higher goodwill added an additional $22.9 billion to equity. Equity capital increased by $38.5 billion (3.8 percent), and the industry’s equity capital ratio rose from 10.13 percent to 10.28 percent. This is the highest level for this ratio since 1938. Regulatory capital ratios, which do not include goodwill, remained below their record highs. At the end of 2004, more than 98.9 percent of all insured institutions, representing 99.8 percent of industry assets, met or exceeded the highest regulatory capital standards.

ALL FDIC-INSURED INSTITUTIONS	3	FOURTH QUARTER 2004

FDIC Quarterly Banking Profile

Consumer Lending Provides Boost to Asset Growth

Renewed vigor in residential mortgage lending, combined with continued strength in home equity and credit-card lending, kept asset growth strong in the fourth quarter. Residential mortgages increased by $54.2 billion (3.0 percent), mortgage-backed securities grew by $62.1 billion (5.9 percent), and home equity loans rose by $30.8 billion (6.7 percent). Together, they accounted for 71 percent of the total growth in interest-bearing assets in the fourth quarter. Creditcard loans also registered strong growth in the quarter, increasing by $34.2 billion (9.4 percent). Growth in commercial loans, while less spectacular, was still significant. Real estate construction loans increased by $17.8 billion (5.6 percent) during the quarter, commercial real estate loans were up by $17.4 billion (2.4 percent), and C&I loans increased by $16.1 billion (1.7 percent). Loans to depository institutions declined by $52.8 billion (27.1 percent), due in part to a reduction in lending between related holding company subsidiaries.

Deposit Growth Keeps Pace With Growth in Assets

Total deposits increased by $200.8 billion (3.1 percent) during the fourth quarter, as domestic interest-bearing deposits grew by $113.3 billion (2.5 percent), noninterest- bearing deposits increased by $41.4 billion (4.0 percent), and deposits in foreign offices rose by $46.0 billion (5.6 percent). Fed funds purchased declined by $13.3 billion (5.6 percent), while securities sold under agreements to repurchase fell by $40.0 billion (8.1 percent). Other nondeposit borrowings declined by $26.7 billion (2.3 percent), even though Federal Home Loan Bank (FHLB) advances increased by $10.6 billion (2.0 percent).

The Number of Insured Institutions Falls Below 9,000 For the First Time

The number of insured commercial banks and savings institutions reporting financial results declined from 9,024 to 8,975 during the fourth quarter. This is the first time that the number of insured depository institutions has dropped below 9,000. There were 35 new charters added during the quarter, while 80 charters were absorbed by mergers. No insured institutions failed during the quarter. For all of 2004, the industry saw a net decline of 206 institutions, compared to a net decline of 173 institutions in 2003. There were 128 new charters added during 2004, and 322 charters were merged into other institutions. Three insured commercial banks and one insured savings institution failed during the year. The number of institutions on the FDIC’s “Problem List” fell from 95 to 80 during the fourth quarter, while assets of “Problem” institutions increased from $25.1 billion to $28.2 billion. This is the smallest number of “Problem” institutions since the end of 1999. At the beginning of 2004, there were 116 “Problem” institutions, with total assets of $29.9 billion. Three mutually-owned savings institutions, with $975 million in assets, converted to stock ownership during the fourth quarter.

FOURTH QUARTER 2004	4	ALL FDIC-INSURED INSTITUTIONS

FDIC Quarterly Banking Profile

TABLE I-A. Selected Indicators, All FDIC-Insured Institutions*

	2004	2003	2002	2001	2000	1999	1998
Return on assets (%)	1.29	1.38	1.30	1.14	1.14	1.26	1.16
Return on equity (%)	13.28	15.03	14.12	12.97	13.53	14.71	13.51
Core capital (leverage) ratio (%)	8.12	7.88	7.86	7.78	7.71	7.80	7.59
Noncurrent assets plus other real estate owned to assets (%)	0.53	0.75	0.90	0.87	0.71	0.63	0.66
Net charge-offs to loans (%)	0.56	0.78	0.97	0.83	0.59	0.53	0.59
Asset growth rate (%)	11.34	7.58	7.20	5.44	8.41	5.40	8.05
Net interest margin (%)	3.53	3.73	3.96	3.78	3.77	3.89	3.91
Net operating income growth (%)	4.43	15.90	18.36	-0.85	1.71	19.73	3.04
Number of institutions reporting	8,975	9,181	9,354	9,614	9,904	10,222	10,464
Commercial banks	7,630	7,770	7,888	8,080	8,315	8,580	8,774
Savings institutions	1,345	1,411	1,466	1,534	1,589	1,642	1,690
Percentage of unprofitable institutions (%)	5.79	5.95	6.67	8.24	7.53	7.64	5.97
Number of problem institutions	80	116	136	114	94	79	84
Assets of problem institutions (in billions)	$28	$30	$39	$40	$24	$10	$11
Number of failed/assisted institutions	4	3	11	4	7	8	3

*	Excludes insured branches of foreign banks (IBAs).

TABLE II-A. Aggregate Condition and Income Data, All FDIC-Insured Institutions

(dollar figures in millions)	4th Quarter 2004	3rd Quarter 2004	4th Quarter 2003	%Change 03:4-04:4
Number of institutions reporting	8,975	9,024	9,181	-2.2
Total employees (full-time equivalent)	2,096,535	2,092,595	2,045,975	2.5
CONDITION DATA
Total assets	$10,104,623	$9,876,974	$9,075,251	11.3
Loans secured by real estate	3,682,979	3,554,449	3,143,735	17.2
1-4 Family residential mortgages	1,836,853	1,782,659	1,611,074	14.0
Commercial real estate	751,991	734,602	682,115	10.2
Construction and development	336,792	319,033	272,205	23.7
Home equity lines	490,670	459,830	346,080	41.8
Commercial & industrial loans	968,334	952,252	920,977	5.1
Loans to individuals	930,240	895,471	848,201	9.7
Credit cards	399,239	365,001	339,433	17.6
Farm loans	48,844	48,951	46,782	4.4
Other loans & leases	492,054	533,503	477,767	3.0
Less: Unearned income	3,355	3,196	3,004	11.7
Total loans & leases	6,119,096	5,981,431	5,434,457	12.6
Less: Reserve for losses	82,049	83,796	85,575	-4.1
Net loans and leases	6,037,046	5,897,635	5,348,883	12.9
Securities	1,859,958	1,796,100	1,770,810	5.0
Other real estate owned	4,281	4,647	5,318	-19.5
Goodwill and other intangibles	315,094	293,006	189,436	66.3
All other assets	1,888,243	1,885,587	1,760,804	7.2
Total liabilities and capital	10,104,623	9,876,974	9,075,251	11.3
Deposits	6,584,201	6,383,409	5,954,314	10.6
Domestic office deposits	5,718,309	5,563,549	5,213,143	9.7
Foreign office deposits	865,892	819,860	741,171	16.8
Other borrowed funds	1,904,941	1,963,950	1,734,626	9.8
Subordinated debt	118,536	110,803	106,683	11.1
All other liabilities	457,792	418,133	448,967	2.0
Equity capital	1,039,153	1,000,681	830,660	25.1

Loans and leases 30-89 days past due	51,267	49,621	54,705	-6.3
Noncurrent loans and leases	48,902	50,639	60,973	-19.8
Restructured loans and leases	2,640	2,532	3,399	-22.3
Direct and indirect investments in real estate	848	851	713	19.0
Mortgage-backed securities	1,110,718	1,048,575	982,110	13.1
Earning assets	8,804,629	8,597,219	7,854,385	12.1
FHLB advances	541,736	531,176	479,735	12.9
Unused loan commitments	6,552,278	6,331,976	5,848,454	12.0
Trust assets	14,784,400	13,981,548	13,047,336	13.3
Assets securitized and sold**	928,237	891,590	870,560	6.6
Notional amount of derivatives**	88,313,781	84,837,602	71,379,983	23.7

INCOME DATA	Full Year 2004	Full Year 2003	%Change	4th Quarter 2004	4th Quarter 2003	%Change 03:4-04:4
Total interest income	$418,816	$404,551	3.5	$115,525	$101,554	13.8
Total interest expense	123,991	122,631	1.1	36,462	28,898	26.2
Net interest income	294,826	281,920	4.6	79,063	72,656	8.8
Provision for loan and lease losses	29,042	37,350	-22.2	7,795	8,854	-12.0
Total noninterest income	203,035	202,663	0.2	55,406	54,049	2.5
Total noninterest expense	295,644	279,679	5.7	81,171	73,508	10.4
Securities gains (losses)	7,663	11,382	-32.7	1,156	727	59.0
Applicable income taxes	58,163	58,871	-1.2	14,961	14,488	3.3
Extraordinary gains, net	295	425	-30.5	73	401	-81.7
Net income	122,970	120,489	2.1	31,771	30,984	2.5
From international operations	8,561	7,328	16.8	-53	1,065	N/M
Net charge-offs	32,066	40,806	-21.4	9,139	10,709	-14.7
Cash dividends	64,899	90,723	-28.5	18,405	28,251	-34.9
Retained earnings	58,071	29,766	95.1	13,365	2,733	389.0
Net operating income	117,290	112,318	4.4	30,914	30,030	2.9

** Commercial banks only.	N/M - Not Meaningful

ALL FDIC-INSURED INSTITUTIONS	5	FOURTH QUARTER 2004